March 7, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Phil Rothenberg

Re:	RPX Corporation
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-171817

Dear Mr. Rothenberg:

RPX Corporation (the “Company”) electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (the “Registration Statement”) on March 4, 2011. The Company has discovered that the Company’s Consolidated Statements of Cash Flows on Page F-6 of Amendment No. 1 contains an administrative error. Under the heading “Cash flows from operating activities,” Amendment No. 1 includes a line item titled “Utilization of deferred tax asset” that was included due to administrative error and should have been deleted.

Enclosed with this letter is a copy of Page F-6 as it should read. The Company confirms that it will not be marketing its offering with a copy of the prospectus that includes the administrative error and will correct the error in the next amendment to the Registration Statement.

Please do not hesitate to contact me at (650) 463-5244, if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Bennett L. Yee
Bennett L. Yee, Esq.

cc:	Martin E. Roberts, Esq.

Stewart L. McDowell, Esq.

Barbara C. Jacobs, Assistant Director

Stephen Krikorian, Accounting Branch Chief

RPX Corporation

Consolidated Statements of Cash Flows

(in thousands)

	Period from Inception (July 15, 2008) to December 31, 2008	Year Ended December 31,
		2009	2010
Cash flows from operating activities
Net income (loss)	$(5,150)	$1,934	$13,871
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	2,590	17,325	43,332
Stock-based compensation	26	227	1,246
Loss on sale of patent assets, net	—	—	536
Imputed interest on other obligations	35	1,771	1,649
Reversal of deferred tax valuation allowance	—	(3,478)	—
Change in deferred tax balances, net	—	—	7,057
Other	—	20	13
Changes in assets and liabilities
Increase in accounts receivable	(42)	(7,069)	(5,521)
Increase in prepaid expense and other assets	(84)	(68)	(6,014)
Increase (decrease) in accounts payable	236	614	(347)
Increase in accrued and other liabilities	146	1,686	6,563
Increase in deferred revenue	16,895	4,620	57,749

Net cash provided by operating activities	14,652	17,582	120,134
Cash flows from investing activities
Increase in restricted cash	(500)	—	(220)
Purchase of property and equipment	(63)	(27)	(544)
Acquisition of patent assets	(22,673)	(38,542)	(72,097)
Sales of patent assets	55	15,032	500

Net cash used in investing activities	(23,181)	(23,537)	(72,361)
Cash flows from financing activities
Repayments of principal on notes payable and other obligations	(2,400)	(13,252)	(30,471)
Proceeds from issuance of Series A redeemable convertible preferred stock, net of issuance costs	10,067	—	—
Proceeds from issuance of Series A-1 redeemable convertible preferred stock, net of issuance costs	15,126	—	—
Proceeds from issuance of Series B redeemable convertible preferred stock, net of issuance costs	—	33,819	—
Proceeds from issuance of Series C redeemable convertible preferred stock, net of issuance costs	—	—	3,781
Payments for purchase of common stock	—	—	(3,238)
Proceeds from issuance of common stock	52	—	104
IPO related costs	—	—	(221)

Net cash provided by (used in) financing activities	22,845	20,567	(30,045)
Net increase in cash and cash equivalents	14,316	14,612	17,728
Cash and cash equivalents at beginning of the period	—	14,316	28,928

Cash and cash equivalents at end of the period	$14,316	$28,928	$46,656

Supplemental disclosures of cash flow information
Cash paid for interest expense	$699	$2,663	$3,686
Cash paid for income taxes	—	4	6,110

Non-cash investing and financing activities
Patent assets purchased or financed through notes payable or other obligations	$35,367	$19,840	$16,542
Adjustments to patent asset purchase price and related liability	—	(2,616)	—
Patent assets received in barter transactions	—	3,176	—
Property and equipment purchased not settled	—	—	131
Common stock issued in exchange for patent assets	250	—	—
Common stock issued in exchange for other intangible assets	1,450	—	—
IPO related costs	—	—	260

The accompanying notes are an integral part of these consolidated financial statements.

F-6